Exhibit 99.2

Okeanis Eco Tankers Corp. – Information about trading suspension

ATHENS, GREECE, December 5, 2023: Reference is made to the stock exchange announcements made by Okeanis Eco Tankers Corp. (“OET” or the “Company”) on November 2, 2023 regarding the Company’s public filing of a registration statement with the U.S. Securities and Exchange Commission to list its common shares on the New York Stock Exchange (“NYSE”) and on December 4, 2023 regarding the conclusion of the regulatory review process for the NYSE Listing and the update on the share registration conversion and the trading suspension as further described therein (the “Announcements”).

As detailed in the Announcements, a trading suspension in the Company's common shares on Oslo Børs will be required for an expected period of at least two trading days (the “Trading Suspension”) in connection with the share re-registration process (described as the “Share Registration Conversion” in the Announcements). Oslo Børs has approved the Trading Suspension.

During the Trading Suspension, the Company’s common shares will be temporarily suspended from trading on Oslo Børs. From the perspective of an investor holding the Company’s common shares in the VPS, the last settlement cycle for common shares traded prior to the Trading Suspension will take place on December 8, 2023. Investors trading in the Company’s common shares prior to start of the Trading Suspension should not agree to settlement periods that would provide for settlement after December 8, 2023. Any such trades with settlement after December 8, 2023 are expected to be cancelled.

Following completion of the Share Registration Conversion, the Trading Suspension will end, and the Company's common shares will resume trading as normal.

Below are the key dates in connection with the Trading Suspension:

-	December 6, 2023: Last day of trading in the Company’s common shares on Oslo Børs prior to the Trading Suspension. All trades done on December 6, 2023 must be executed with regular settlement T+2 or shorter.

-	December 7, 2023: First trading day of the Trading Suspension in the Company’s common shares on Oslo Børs.

-	December 8, 2023: Second trading day of the Trading Suspension in the Company’s common shares on Oslo Børs. The Conversion is expected to be completed after Oslo Børs opening hours.

-	December 11, 2023: Expected end of the Trading Suspension and the Company’s common shares will resume normal trading from start of trading on Oslo Børs with the same ticker code of “OET”. Expected first day of trading in the Company’s common shares on NYSE with the ticker code of “ECO”.

No action will be required by an investor holding common shares in the VPS in connection with the Share Registration Conversion and investors' registered holdings in the VPS will continue.

In conjunction with the listing of the Company’s common shares on NYSE, the Company's ticker on Oslo Børs is expected to remain "OET". The Company’s common shares will continue to trade under the same ISIN as today (MHY641771016).

ADVISORS

Advokatfirmaet BAHR AS is acting as Norwegian legal advisor to the Company, Watson Farley & Williams LLP is acting as U.S. legal counsel to the Company and Fearnley Securities AS is acting as financial advisor to the Company in relation to the listing on the New York Stock Exchange.

Contact:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

Matters discussed in this release may contain certain forward-looking statements relating to corporate affairs, the business, financial performance and results of the Company and its subsidiaries and/or the industry in which they operate. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The forward-looking statements contained in this release, including assumptions, opinions and views of the Company or cited from third-party sources, are solely opinions and forecasts that are subject to risks, uncertainties and other factors, including risks described under the section captioned “Risk Factors,” in OET’s registration statement on Form 20-F filed with the SEC on November 2, 2023, which contains additional information about factors that could affect actual results, including risks relating to the Company’s industry, business operations, financing and liquidity, regulation and other risks described in the registration statement. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons. The Company does not provide any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does the Company accept any responsibility for the future accuracy of the opinions expressed in the presentation or the actual occurrence of the forecasted developments. No obligations are assumed to update any forward-looking statements or to conform to these forward-looking statements to actual results.

The information, opinions and forward-looking statements contained in this announcement speak only as at its date and are subject to change without notice.